Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the two-month period ended February 28, 2021 and February 29, 2020

The financial information of Itaú Corpbanca as of and for the two-month period ended February 28, 2021 and February 29, 2020 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Feb'21	Feb'20
Total loans			22,663,605	23,383,662
Total assets			34,148,990	36,807,856

Deposits and other demand liabilities			6,266,542	5,113,314
Time deposits and other time liabilities			10,641,770	12,092,846
Interbank borrowings			3,730,986	2,760,674
Debt instruments issued			6,237,746	6,576,862

Equity			2,399,909	3,447,133
Total equity attributable to equity holders of the bank			2,329,152	3,350,953
Non-controlling interest			70,757	96,180

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of financial hedges[1]

In Ch$ million	2M'21	2M'20	2M'21	2M'20
Net operating profit before provision for loan losses	228,330	257,294	217,994	188,579
Provisions for loan losses	(27,152)	(55,846)	(23,350)	(37,448)
Total operating expenses	(115,152)	(123,584)	(115,152)	(123,584)
Operating income (loss)	86,026	77,864	79,492	27,547
Income from investments in companies	353	1,234	353	1,234
Operating income before income taxes	86,379	79,098	79,845	28,781
Income taxes	(20,663)	(51,162)	(14,129)	(845)
Consolidated income for the period	65,716	27,936	65,716	27,936

Net income attributable to holders of the Bank	64,351	27,009	64,351	27,009
Non-controlling interest	1,365	927	1,365	927

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer